Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: BellSouth Corporation
Commission File No.: 1-8607

Transaction Summary
Exchange ratio
   1.325 AT&T shares for each BellSouth share ($37.09 per BellSouth share based on March 3, 2006 closing stock price)
Equity value
   $67 billion
BellSouth debt net of cash
   $17 billion
BellSouth’s proportionate share of Cingular’s external debt net of cash
   $5 billion
Total value
   $89 billion
Debt totals as of 12/31/2005

AT&T will hold an analyst conference call to discuss the merger that will be broadcast live via the Internet at 10 a.m. EST on Monday, March 6, 2006, at www.att.com/investor.relations or www.bellsouth.com/investor.
AT&T, BellSouth to Merge
Combination to Generate Substantial Synergy Opportunities, Strengthened Growth Platforms in Wireless, Business and Integrated Services
AT&T Inc. (NYSE: T) and BellSouth Corporation (NYSE: BLS) have announced an agreement to merge, a combination that will create a more effective and efficient provider in the wireless, broadband, video, voice and data markets.
AT&T expects that the merger will generate substantial value through opportunities for synergies, largely from cost reductions, and a strengthened growth profile, with a greater percentage of revenues coming from wireless services and sales to business customers.
     In addition, the proposed merger offers important strategic benefits in key areas. The merger will:
•	Streamline the ownership and operations of Cingular Wireless, which is jointly owned by AT&T and BellSouth. Cingular, which is the United States’ largest wireless provider, with more than 54 million subscribers, currently operates as a joint venture, with AT&T holding 60 percent ownership and BellSouth owning 40 percent.
Summary of Expected AT&T Financial Impacts from Merger
(dollars in billions, pretax)

	2007	2008	2009

Synergies

Revenue synergies (EBITDA impact)	$0.0	$0.0 - $0.1	$0.1 - $0.2

Expense synergies	$0.4 – $0.6	$1.6 - $1.9	$2.1 - $2.4

Capex synergies	$0.1 - $0.2	$0.3 - $0.4	$0.4 - $0.5

Total synergies	$0.5 - $0.8	$1.9 - $2.4	$2.6 - $3.1

One-time costs

Integration costs – Expense	$(2.0) - $(1.8)	$(0.4) - $(0.2)	$(0.1) - $0.0

Integration costs – Capital	$(0.7) - $(0.6)	$(0.2) - $(0.1)	$(0.2) - $(0.1)

Integration costs – Total	$(2.7) - $(2.4)	$(0.6) - $(0.3)	$(0.3) - $(0.1)

Purchase accounting impacts[1]

Expected accounting impacts	$(4.2) – $(3.9)	$(3.5) - $(3.2)	$(2.7) - $(2.4)

[1]	Subject to modification with final valuation.

•	Enhance business capabilities, providing a single point of contact for wireless/wireline business sales. In addition, business customers in the southeastern United States and the rest of the country stand to benefit from the expertise and innovation of AT&T Labs, as well as the combination of AT&T’s state-of-the-art national and international networks and advanced services with BellSouth’s local exchange and broadband distribution platforms and expertise.

•	Help drive a faster, more efficient technology evolution to converged, IP-based services.

•	Allow the combined company to move to a single brand, AT&T, to achieve increased advertising efficiency and impact. Today the three companies involved in the merger — AT&T, BellSouth and Cingular Wireless — support separate brands with separate advertising campaigns.
TERMS AND CONDITIONS
Under terms of the merger agreement, which was approved by the boards of directors of both companies, shareholders of BellSouth will receive 1.325 shares of AT&T common stock for each common share of BellSouth. Based on AT&T’s closing stock price on March 3, 2006, this exchange ratio equals $37.09 per BellSouth common share.
     This represents a 17.9 percent premium over BellSouth’s closing stock price on March 3, 2006, and a total equity consideration currently valued at approximately $67 billion – approximately $10 billion more than BellSouth’s equity market value at the close of trading on March 3, 2006. Including BellSouth’s debt net of cash on hand and BellSouth’s proportionate share of Cingular’s external debt net of cash as of Dec. 31, 2005, the total value of the transaction is approximately $89 billion.
     AT&T’s chairman and CEO, Edward E. Whitacre Jr., will serve as chairman, CEO and a member of the board of directors of the combined company. Duane Ackerman, chairman and CEO of BellSouth, will serve as chairman and CEO of BellSouth operations for a transition period following the merger. Additionally, three members of BellSouth’s board of directors will join the AT&T board.
     The merger, which is subject to approval by shareholders of both companies as well as regulatory authorities and to other customary closing conditions, is expected to close within approximately 12 months. Since AT&T and BellSouth are not actual competitors in the local, long distance and video markets, and because BellSouth is not a significant competitor with AT&T in the enterprise market, the merger will not reduce competition in any of those markets.
EXPANDED SHARE REPURCHASE
AT&T’s board of directors also has approved an expanded share repurchase authorization of 400 million shares through 2008, replacing the company’s existing program.
     Under this authorization, the company expects to buy back at least $10 billion of its common shares over the next 22 months. It expects at least $2 billion in repurchases during 2006, consistent with its previous guidance, and an additional $8 billion in repurchases in 2007. The timing and nature of these repurchases will depend on market conditions and applicable securities laws.
SYNERGY EXPECTATIONS
The merger will combine three companies that currently operate separately and independently: AT&T, BellSouth and Cingular Wireless. AT&T and BellSouth estimate that synergies from the combination will ramp quickly to reach an annual run rate exceeding $2 billion in the second year after closing and more than $3 billion in the third year. The net present value of expected synergies is estimated at nearly $18 billion.
     More than 90 percent of the expected synergies come from cost reductions, including an incremental reduction in combined force of nearly 10,000 over the first three years following the transaction’s close.
•	A substantial portion of synergies are expected to come from reduced costs in the operations of unregulated and interstate services and three corporate staffs, and the synergies are over and above expected productivity improvements from the companies’ ongoing initiatives.

•	Approximately half of the total cost savings are expected to come from network and sales operations and IT, as facilities and operations are consolidated and traffic is moved to a single IP network.

•	Additional savings are expected to come from combining staff functions and from reduced ongoing advertising and branding expenses as the combined company moves from three distinct brands to a single brand.
     While AT&T’s expectations for revenue synergies are a small portion of total synergies, the merger is expected to improve AT&T’s overall growth profile — driven by wireless, which will represent about one-third of the combined company’s expected revenues in 2007, and by expanded opportunities in business markets. As a result of the increased wireless exposure and achievement of merger synergies, during the three years following close of this merger, AT&T expects that its free cash flow growth rates will nearly triple. (Free cash flow after dividends is cash from operations less capital expenditures and dividends.)
FINANCIAL EXPECTATIONS
As a result of the increased exposure to wireless growth and achievement of merger synergies, AT&T expects improved adjusted earnings per share growth and increased cash flow growth in the three years following the transaction’s close.
     AT&T expects the transaction to be adjusted earnings-per-share neutral in 2007 and to be accretive to adjusted EPS in 2008. The merger is expected to increase adjusted earnings per share $0.08 to $0.10 in 2008, growing to the $0.12 to $0.14 range in 2009.
     Adjusted earnings per share exclude all merger integration costs and noncash expenses for amortization of intangibles.
•	Integration costs are expected to be heaviest in the first year after the transaction’s close. In 2007, total integration costs, including capital expenditures, are expected to exceed $2 billion. In 2008, they drop to less than one-fourth that level, and in 2009 they are negligible.

•	The companies have identified approximately $15 billion of intangibles from customer lists associated with wireline, directory and wireless. The value of the identified intangibles will be recorded as an asset and amortized using an accelerated method. All intangibles are expected to be amortized over a range of five to nine years. The final amounts and the amortization method and life will be determined by an independent appraisal.
     AT&T expects that the merger will reinforce the guidance it provided at its Jan. 31, 2006, analyst conference.
•	There is no change to AT&T’s 2006 outlook.

•	AT&T continues to expect double-digit adjusted EPS growth in each of the next three years, with significant growth in free cash flow after dividends.

•	Free cash flow after dividends is expected to exceed $4 billion in 2007 and exceed $6 billion in 2008. (Free cash flow after dividends is cash from operations less capital expenditures and dividends.)

•	Total revenues including Cingular are expected to return to growth in 2007, a year earlier than previous guidance.

•	Capital expenditures including Cingular are expected to be in the mid-teens as a percentage of revenues in 2007 and 2008.

•	AT&T and BellSouth expect that the combined company will have a strong balance sheet with solid credit metrics. Both companies have single A credit ratings. AT&T expects free cash flow after dividends from the combined company to provide the flexibility to continue reducing debt levels over the next five years while providing excellent cash returns to stockholders.

Expected Impacts of BellSouth Merger to AT&T’s Financial Outlook
On Jan. 31, 2006, AT&T provided a financial outlook covering key metrics. The following table summarizes the impacts to that guidance from the merger with BellSouth.

	January 2006 Outlook	Revised Outlook

Earnings per share	Double-digit-adjusted EPS growth in each of the next three years	No change

Revenue growth	Total revenues, including proportionate Cingular, to return to growth in 2008 Business revenues, including wholesale, to return to growth exiting 2008	Total revenues now expected to return to growth in 2007 No change

Force	2006-2008: merger-related reductions of 13,000; additional 13,000 reduction from operational initiatives	2007-2009: additional reduction from BellSouth merger approaching 10,000

Capital expenditures	Excluding Cingular, $8.0 billion to $8.5 billion in 2006 Excluding Cingular, low teens as a percentage of revenues in 2007 and 2008 Cingular: $7.0 billion to $7.5 billion in 2006	No change In 2007 and 2008, total company capital expenditures, including 100 percent of Cingular, in the mid-teens as a percentage of revenues

Cash flow	In 2006, $2 billion of free cash flow after dividends[1] Starting in 2007, $4 billion to $5 billion of free cash flow after dividends[2]	No change No change in 2007; in 2008, more than $6 billion of free cash flow after dividends

Share repurchases	At least $2 billion in 2006	At least $10 billion over the next 22 months, with at least $2 billion expected in 2006 and the remainder in 2007

[1]	Free cash flow after dividends is cash from operations plus proportionate share of Cingular free cash flow, less capital expenditures and dividends.

[2]	Free cash flow after dividends is cash from operations less capital expenditures and dividends.

Cautionary Language Concerning Forward-Looking Statements
We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and are subject to significant risks and uncertainties and outside of our control.
The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T’s, BellSouth’s, and Cingular Wireless LLC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). AT&T is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.
This InvestorBriefing may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available in the “Financial & Operational Results” section on AT&T’s Investor Relations Web site at www.att.com/investor.relations.
NOTE: In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, including a joint proxy statement/prospectus of AT&T and BellSouth, and AT&T and BellSouth will file other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement, including the joint proxy statement (and all amendments and supplements to it) and other materials when they become available because they contain important information. Investors will be able to obtain free copies of the registration statement and joint proxy statement, when they become available, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC’s Web site (www.sec.gov). Copies of AT&T’s filings may also be obtained without charge from AT&T at AT&T’s Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth’s filings may be obtained without charge from BellSouth at BellSouth’s Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.
AT&T, BellSouth and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Information regarding AT&T’s directors and executive officers is available in AT&T’s 2005 Annual Report on Form 10-K filed with the SEC on March 1, 2006 and AT&T’s preliminary proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on February 10, 2006, and information regarding BellSouth’s directors and executive officers is available in BellSouth’s 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and BellSouth’s proxy statement for its 2006 annual meeting of shareholders, filed with the SEC on March 3, 2006. Additional information regarding the interests of such potential participants will be included in the registration statement and joint proxy statement, and the other relevant documents filed with the SEC when they become available.
AT&T InvestorBriefing
The AT&T InvestorBriefing is published by the Investor Relations staff of AT&T Inc. Requests for further information may be directed to one of the Investor Relations managers by phone at (210) 351-3327 or fax at (210) 351-2071.
Written correspondence should be sent to:
Investor Relations
AT&T Inc.
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E-mail address: investr@att.com
Senior Vice President-Investor Relations
Rich Dietz
Investor Relations Staff
Brian Anderson
Chantel Camarillo
Darren Daugherty
Jeff Fancher
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Kelly Jonak
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